Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SIX MONTHS ENDED JUNE 30, 2025 COMPARED TO SIX MONTHS ENDED JUNE 30, 2024

The following tables set forth our condensed consolidated statements of income data:

	Six Months Ended June 30,
		% of		% of
	2025	Revenue	2024	Revenue
	(Unaudited)		(Unaudited)
Revenue	316,966	100	394,949	100
Cost of revenue	(96,024)	(30)	(96,024)	(24)
General and administrative expenses	(904,316)	(285)	(894,813)	(227)
Total costs and expenses	(1,000,340)	(316)	(990,837)	(251)
Loss	(683,374)	(216)	(595,888)	(151)
Other(expenses)income	(118,907)	(38)	6,890,387	1,745
(Loss)Profit before income taxes	(802,281)	(253)	6,294,499	1,594
Income tax expenses	8,657	3	8,498	2
Net (loss) profit	$(810,938)	(256)	$6,286,001	1,592

Revenue

The following table sets forth our condensed consolidated revenue by revenue source:

	Six months ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Commission	316,966	394,949
Revenue	$316,966	$394,949

Commission fee revenue

The commission revenue was calculated based on a percentage of transaction value of artworks, which we charge trading commissions for the purchase and sale of the ownership shares of the artworks. The commission is typically 5% of the total amount of each transaction. The commission is accounted for as revenue and immediately deducted from the proceeds from the sales of artwork units when a transaction is completed.

Commission revenue for the six months ended June 30, 2025 and 2024 was $316,966 and $394,949.

Revenue by customer type

The following table presents our revenue by customer type:

	Six months ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Customers-third party	$316,966	$394,949
Total	$316,966	$394,949

Cost of Revenue

	Six months ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Internet service charge	96,024	96,024
Total	$96,024	$96,024

Cost of revenue for the six months ended June 30, 2025 and June 30, 2024 was $96,024 and $96,024 respectively.

Gross Profit

Gross profit was $220,942 or 69.7% of the total revenue for the six months ended June 30, 2025, compared to $298,925 or 75.7% of the total revenue for the six months ended June 30, 2024.  Gross profit amount was decreased by $77,983 while the gross profit margin was reduced by 6%.

Overall total revenue for the six months ended June 30, 2025 decreased by $77,983 or 20% as compared  to the same period in 2024, due to lower transaction volume amid a decline in NFT business.

Operating Expenses

General and administrative expenses for the six months ended June 30, 2025 were $904,316, compared to $894,813 for the six months ended June 30, 2024.

The following table sets forth the main components of the Company’s general and administrative expenses for the six months ended June 30, 2025 and June 30, 2024.

	Six months ended June 30,
	2025	% of Total	2024	% of Total
	(Unaudited)		(Unaudited)
Agency Fee	$185,000	20.4	$12,147	1.4
Staff Salary & Benefit	235,860	26.1	326,422	36.5
Consultancy fee	78,000	8.6	78,000	8.7
Tax & Duties	-	-	8,498	0.9
Director Fee	66,000	7.3	66,000	7.4
Office Rental	5,000	0.6	5,000	0.6
Legal & Professional Fee	38,500	4.3	85,359	9.5
Audit Fee	181,561	20.1	195,100	21.8
Business Registration Fee	111,219	12.3	86,631	9.7
Others	3,176	0.3	31,656	3.5
Total general and administrative expense	$904,316	100.0	$894,813	100.0

Other income

Other income for the six months ended June 30, 2025 and 2024 were ($118,907) and $6,890,387 respectively, For the six months ended June 30, 2025，other expense comprising interest expense of $118,907, which mainly comes from interest expense of convertible promissory note, $117,907. For the six months ended June 30, 2024, other income contains interest income of $228,394 and a gain on change of fair value of warrant liability amounting $6,661,993.

Income tax expense

The Company’s effective tax rate varies due to the multiple jurisdictions in which it books its pretax income or losses. The Company is domiciled in the Cayman Islands and is not subject to any income tax during the six months ended June 30, 2025. The Company’s subsidiaries that are incorporated in the United States of America and Hong Kong SAR is subject to an income tax rate of 21% and 16.5% respectively for the six months ended June 30, 2025 and 2024 respectively.

The effective tax rates for the six months ended June 30, 2025 and 2024 were (1.1) % and 0.1%, respectively.

The income tax expense were $8,657 and $8,498 for the six months ended June 30, 2025 and 2024, respectively.

Net loss

We recorded a net loss for the six months ended June 30, 2025 of $810,938 compared to net profit of $6,286,001 for the six months ended June 30, 2024.

The decrease in the net profit by $7,096,939 during this current period compared to the same period ended June 30, 2024 has been discussed above.

Liquidity and Capital Resources

The following tables set forth our consolidated statements of cash flow:

	Six months ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$(39,859,762)	$(1,959,676)
Net cash provided by financing activities	20,000,000	21,904,920
Net increase in cash and cash equivalents	(19,859,762)	19,945,244
Cash, cash equivalents and restricted cash, beginning balance	86,624,171	66,057,328
Cash and cash equivalents and restricted cash, ending balance	$66,764,409	$86,002,572

Sources of Liquidity

The cash and cash equivalents and the restricted cash balances from as of June 30, 2025 and 2024 were $66,764,409 and $86,002,572 respectively.

As of June 30, 2025, we have $59,736,459 in cash deposited with the Silkroad International Bank. The Central Bank of Djibouti (BCD) regulates the banking sector and has implemented measures to strengthen the financial system, such as increasing capital requirements and improving liquidity ratios. However, there is no specific mention of a formal deposit insurance system that protects depositors in case of bank failures. Therefore we do not believe there is any insurance for the cash deposited with the Silkroad International Bank.

For the six months ended June 30, 2025, net cash used by operating activities was $39,859,762. While there was no cash transactions related to investing activities during the six months ended June 30, 2025, we incur net cash provided by financing activities, $20,000,000. For the six months ended June 30, 2024, net cash used by operating activities was $1,959,676. While there was no cash transactions related to investing activities during the six months ended June 30, 2024, we incur net cash provided by financing activities, $21,904,920.

As of June 30, 2025, the total current liabilities were $5,851,229, which included accrued expense and account payables amounting to $1,543,959, advance from customers amounting to $4,283,608, tax payable amounting to $23,661.

As of June 30, 2025, the Company had cash, restricted cash and cash equivalents of $66,764,409, a working capital in an amount of $100,088,573 and the total assets of $105,939,801.

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